BAYTEX ANNOUNCES EXTENSION TO BANK CREDIT FACILITIES

CALGARY, ALBERTA (June 27, 2025) - Baytex Energy Corp. (TSX: BTE) (NYSE: BTE) ("Baytex" or the "company") is pleased to announce that it has received strong support from its lending syndicate to extend its bank credit facilities.

The US$1.1 billion revolving credit facilities have been extended by one year, from May 2028 to June 2029. The revolving credit facilities are not borrowing base facilities and do not require annual or semi-annual reviews.

Baytex Energy Corp

Baytex Energy Corp. is an energy company based in Calgary, Alberta and offices in Houston, Texas. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Investor Relations

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com